August 26, 2025

Peter Goldstein
Chief Executive Officer
Emmis Acquisition Corp.
515 E Las Olas Blvd, Suite 120
Fort Lauderdale, FL 33301

        Re: Emmis Acquisition Corp.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed August 13, 2025
            File No. 333-288530
Dear Peter Goldstein:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 30, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 8. Please revise your cover page to reflect the 75,000 representative shares that will be transferred to I-Bankers Securities, Inc.
       and clarify whether these shares constitute compensation under FINRA rules. If additional underwriters will receive a portion of these shares, please clarify and disclose the amount to be transferred to the underwriters and identify the underwriters that are eligible to receive the shares and revise your disclosure on page 161 as appropriate.
 August 26, 2025
Page 2
Risk Factors
We may not be able to complete an initial business combination ..., page 56

2. We note your response to prior comment 6. Please expand your risk factor to tailor the risk to your specific facts and circumstances, including, for instance, clarifying that the majority of your board consists of non-US persons.
Past performance by our management team..., page 63

3. We note your response to prior comment 7. Please revise the heading of your risk factor to reflect that none of your officers and directors has experience managing a
       SPAC. Further, please expand the risk factor to specifically address the risks associated with your management not having experience with SPACs and how this could impact your ability to successfully complete an initial business combination.
Financial Statements
Notes to Financial Statements
Note 9. Subsequent Events, page F-18

4.     We note your updated disclosure in response to prior comment 10.
However, we
       reissue our comment as you continue to disclose in note 5 that your Sponsor entered into a subscription receivable agreement in the amount of $25,000, and it therefore remains unclear as to whether such agreement is separate from the promissory note issued by your sponsor on the same date. Please tell us and disclose whether the subscription receivable is distinct from the sponsor issuance of a promissory note also on June 27, 2025 for the principal amount of $25,000. Additionally, you disclose that subsequent to the balance sheet date, you
       drew down on approximately $115,000 of a promissory note. Please address whether this additional draw down is separate and distinct from the subscription receivable and
       $25,000 relabeled promissory note, and consider distinguishing between each of these sources of capital for the company.

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Mary Beth Breslin at 202-551-
3625 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Ross David Carmel, Esq.